

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

William Fung
Chief Executive Officer
AMTD IDEA GROUP
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD IDEA GROUP**
> **Form 20-F for the fiscal year ended Decemer 31, 2020**
> **Filed on April 28, 2021**
> **File No. 001-39006**

Dear Mr. Fung:

We have reviewed your January 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020 filed on April 28, 2021

Cover Page

1. On the cover page of your filing, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Explain whether China law prohibits direct foreign investment in the operating companies, and disclose whether investors will ever directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

2.   At the onset of your cover page, please revise to prominently disclose the following:
- Revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
- Revise to disclose whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.
- Revise to disclose a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

3.   Please revise your cover page, and revise the onset of Part I, Item 1., to disclose a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to your related discussions in other areas of the filing.

Part I, page 1

4.   At the onset of Part I, provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how the company may incur substantial costs to enforce the terms of the arrangements. Disclose any uncertainties regarding the status of the rights of the Cayman Islands holding company and any challenges the company may face due to legal uncertainties and jurisdictional limits.

5.   At the onset of Part I, and with a cross-reference to the discussion of these risks in the risk factors in Item 3D., please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, revise to specifically disclose each of the following:
- Please revise to describe the significant regulatory, liquidity, and enforcement risks.
- Revise to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
- Revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.
- Please disclose the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such

        securities to significantly decline or be worthless.
- Revise to include cross-references to related disclosures in the filing.

6. At the onset of Part I., please revise to provide prominent disclosure of the specific consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

7. At the onset of Part I., please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

8. We note your various disclosures in Item 3.D regarding the Cyberspace Administration of China. Please revise to include disclose at the onset of Part I regarding how this oversight impacts your business. Further, revise to disclose the basis for this determination, such as the details of your internal risk assessment, or your counsel's consent, and cross-reference to the more detailed discussion in the filing.

9. As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

    You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance